Exhibit 99.42

News Release

THERATECHNOLOGIES ANNOUNCES FINANCIAL RESULTS

FOR THE FIRST QUARTER OF 2019

Montreal, Canada – April 4, 2019 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the first quarter ended February 28, 2019.

First quarter 2019 financial highlights

•	Record first quarter net sales of $15,096,000 (CAD 20,103,000), up 86% from the same quarter last year

•	EGRIFTA® sales up 11% from the same quarter last year

•	Trogarzo® sales up 44% from the previous quarter

•	Positive EBITDA of $1,521,000 (CAD 2,026,000) in the first quarter of 2019 compared to a negative EBITDA of $(1,605,000) (CAD (2,056,000)) for the same quarter last year[1]

•	Cash position of $53,873,000 (CAD 70,902,000) at February 28, 2019

“We are off to an excellent start in 2019. Revenues are almost double what they were at the same time last year. We are more active than ever in the United States to support our two products. We are also preparing for the potential launch of Trogarzo® in Europe which may represent a sizeable future source of revenues,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

“Our company is on very solid footings. The acquisition of a targeted oncology platform announced during our first quarter, the strong NAFLD/NASH data with tesamorelin, the recently approved F4 formulation and other product development initiatives for EGRIFTA® and Trogarzo® give us several opportunities to bring Theratechnologies to unprecedented levels,” added Mr. Tanguay.

First quarter 2019 financial results

Financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the nine-month period ended February 28, 2019, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A and the unaudited consolidated financial statements can be found at www.sedar.com and www.theratech.com. Unless specified otherwise, all amounts in this press release are in United States dollars and all capitalized terms have the meaning ascribed thereto in our MD&A. As used herein, EGRIFTA® refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. Trogarzo® refers to ibalizumab for the treatment of multidrug resistant HIV-1 patients.

Consolidated revenue for the three-month period ended February 28, 2019 was $15,096,000 compared to $8,113,000 for the same period ended February 28, 2018.

[1]	See “Non-IFRS Financial Measures” below

Revenue generated from net sales increased by 86% in the first quarter of 2019 compared to the comparable period in fiscal 2018, due to the introduction of Trogarzo® in the United States and higher unit volumes and prices for EGRIFTA®.

For the three months ended February 28, 2019, cost of sales was $6,065,000 compared to $1,704,000 in the comparable period of fiscal 2018. Cost of goods sold was $4,810,000 in the first quarter of 2019 compared to $941,000 for the same quarter the previous year. The increase in cost of goods sold is mainly due to the introduction of Trogarzo® as gross margins on EGRIFTA® remain stable. Cost of sales also include production-related costs which amounted to $34,000 in the first quarter of 2019, compared to $(127,000), which were mainly due to a reversal of inventory write-downs.

Prior to the third quarter of 2018, cost of sales included royalties due under the terms of an agreement terminating our collaboration and licensing agreement with EMD Serono Inc. (or EMD Serono). In the first quarter of 2018, royalties paid to EMD Serono amounted to $890,000. In June 2018, we made a full and final payment of US$23,850,000 to EMD Serono which enabled Theratechnologies to realize savings from a reduction of future payment obligations including royalty payments.

The payment in connection with the settlement of the future royalty obligation has been accounted as “Other asset” on the consolidated statement of the financial position. Consequently, during the first quarter of 2019, an amortization of $1,221,000 has been recorded in relation to this transaction.

R&D expenses amounted to $2,527,000 in the three-month period ended February 28, 2019 compared to $1,904,000 for the same period in 2018. The increase is largely due to regulatory activities in Europe including the inspection of the Wuxi facilities in China. The increase was partially offset by the decision of the FDA to release Theratechnologies from its last post-approval commitments relating to EGRIFTA®.

R&D expenses also include medical affairs initiatives aimed at raising awareness among physicians and nurses who interact with patients living with MDR HIV-1 and lipodystrophy, in addition to regulatory affairs activities, such as handling of the European filing of Trogarzo® and quality assurance.

Selling and market development expenses amounted to $5,448,000 for the first quarter of 2019, which includes the cost related to the US-based sales force. This compares to $5,314,000 for the same three-month period last year.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. As such, we recorded an expense of $488,000 for the first quarter of Fiscal 2019 compared to $378,000 for the same quarter last year.

General and administrative expenses amounted to $1,516,000 in the three months ended February 28, 2019 compared to $1,202,000 after the first quarter of 2018. The increase is mainly associated with business growth and various initiatives related to our preparatory work in Europe.

The granting of stock options to members of the Company’s board of directors, as part of their annual compensation plan, resulted in a non-cash expense in the first quarter of 2019. In fiscal 2018, the stock option grant was made in the second quarter.

Finance income, consisting of interest income, amounted to $335,000 during the first quarter of 2019 compared to $80,000 in the first three months of last year. Higher finance income is related to the interest on our higher liquidity position.

Finance costs for the three months ended February 28, 2019 were $1,103,000 compared to $156,000 for the comparable period of 2018. Finance costs mostly represent interest of $812,000 on the senior notes for the first quarter of 2019, compared to nil for the same period of last year.

Finance costs also include accretion expense, which was $357,000 for the first quarter of 2019 compared to $224,000 for the same period last year. In the first quarter of 2019, the accretion expense was mainly associated with the Notes issued in June 2018. Previously, accretion expense related to the long-term obligation with EMD Serono, which was settled during the third quarter of 2018.

For the reasons noted above, Adjusted EBITDA was $1,521,000 (CAD 2,026,000) for the first quarter of 2019 compared to $(1,605,000) (CAD 2,056,000) for the same period of 2018. See “Non-IFRS Financial Measures” below.

Taking into account the revenue and expense variations described above, we recorded a net loss of $1,228,000 or $0.02 per share in the first three months of fiscal 2019 compared to a net loss of $2,087,000 or $0.03 per share for the same period last year.

For the three-month period ended February 28, 2019, cash flow from operating activities was $2,316,000 compared to a use of $288,000 for the first quarter of 2018. The changes in cash flow can be attributed to the launch of Trogarzo®.

During the first quarter of 2019, we used $1,979,000 towards the acquisition of Katana.

As at February 28, 2019, cash, bonds and money market funds amounted to $53,873,000 (CAD 70,902,000).

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(In thousands of United States dollars)

	Three-month periods ended February 28,
	2019	2018
Net loss	$(1,228)	$(2,087)
Add (deduct):
Depreciation and amortization	1,714	381
Finance costs	1,103	156
Finance income	(335)	(80)
Share-based compensation for stock option plan	264	155
Write-down (recovery) of inventories	3	(130)

Adjusted EBITDA	1,521	(1,605)

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at http://www.gowebcasting.com/9927. Audio replay of the conference call will be available on the same day starting at 11:30 a.m. (ET) until April 19, 2019, by dialling 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 3552358.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the growth of our revenues from the sale of our products, the building of a product portfolio and the timing in obtaining a decision from the CHMP.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of EGRIFTA® and Trogarzo® will continue to grow in the United States, Trogarzo® will be approved for commercialization in Europe and will successfully launch it in this territory, no untowards side-effects will be discovered through the long-term use of both EGRIFTA® and Trogarzo®, and we will succeed in finding products and entering into agreements to acquire in-license products upon terms and conditions satisfactory to us.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, among others, the risk that sales EGRIFTA® and/or Trogarzo® decrease or cease to progress, that a recall of any of those products occur, that the EMA does not approve our marketing authorization application or seek additional studies and that we are unable to enter into agreements upon terms satisfactory to us to acquire or in-license additional products.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 20, 2019 for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800